Exhibit 99(r)

[MidAmerican Energy News Release]

Contact: Keith Hartje (Media)  Sue Rozema (Investors)  Chuck Burgess/Adam Miller
         (515)281-2575         (515)281-2250           Abernathy MacGregor Group
                                                       (212)371-5999

For Release:  IMMEDIATELY

                MIDAMERICAN FILES FOR MERGER APPROVAL WITH FERC

                   __________________________________________

(DES MOINES, IOWA--Aug. 26, 1996) As part of its plan for rapid regulatory approval of its proposed merger with IES Industries, MidAmerican Energy today filed its application for merger approval with the Federal Energy Regulatory Commission (FERC).

MidAmerican's application comes only twenty-one days following the company's announcement of its intention to solicit proxies from IES shareholders against the plan of IES, WPL Holdings Co. and Interstate Power Company to merge in a three-company, four state transaction.

"This prompt filing demonstrates our ability to move quickly to obtain all necessary regulatory approvals for the successful completion of the proposed merger," said Stan Bright, president and CEO of MidAmerican. "This is a major step toward our goal of rapidly completing the MidAmerican/IES merger. All other regulatory filings necessary for merger approval will be made within one month following the signing of a merger agreement with IES."

The merger application contains the testimony of economist Dr. William Hieronymus, of Putnam, Hayes and Bartlett. According to Dr. Hieronymus, the proposed merger will have no material adverse effect on competition in any relevant market. Based upon this testimony, MidAmerican will ask that the FERC approve the merger without a hearing.

In its application, MidAmerican proposes to freeze electric prices for the wholesale customers of both MidAmerican and IES for four years. MidAmerican also proposes a one-year freeze on electric transmission prices for customers who take advantage of the company's open access transmission tariff.

MidAmerican's point-to-point electric transmission prices are approximately 30% lower than current IES transmission prices. Upon completion of the merger, these lower prices would be available to IES transmission customers.

"The cost savings associated with the merger will allow us to offer significant price advantages to our wholesale customers and to the users of our electric transmission system," said Mr. Bright. "These savings at the wholesale level will translate into lower electric costs for the retail customers of municipal utilities and rural electric cooperatives who do business with us." MidAmerican previously announced it has filed a plan with the Iowa Utilities Board that would reduce or freeze prices for its retail electric customers in Iowa through the year 2001.

MidAmerican Energy Company, Iowa's largest utility, serves 635,000 electric customers and 600,000 natural gas customers in Iowa, Illinois, South Dakota and Nebraska. The Company is headquartered in Des Moines. Information on MidAmerican is available on the Internet at http://www.midamerican.com.

                                     # # #

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.